

July 31, 2008

Room 7010

Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

> Re: Gerdau S.A.
> Form 20-F for Fiscal Year Ended December 31, 2007
> File No. 001-14878

Dear Mr. Schirmer:

We have reviewed your response letter dated July 18, 2008 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 52

1. We note your response to prior comment 2 dated July 18, 2008 and your response dated June 13, 2008 which discuss the impact of metal spreads in the Gallatin Steel joint venture and the impact the spreads had on your earnings from unconsolidated companies on your income statement. Your responses do not address the impact metal spreads had on your other segments. In this regard, your June 13, 2008 response lists out the products you produce at other plants but does not address the impact metal spreads have had on the related segments results of operations. For example, you state that you also produce common flat steel products at your Ouro Branco mill and your Siderperu mill. You produce long specialty and stainless steels at Gerdau Acos Especias Brazil plant and at Corporacion Sidenor. Please address the metal spreads for other types of products and steel mills and the impact these spreads have had on your segment results and your operations as a whole.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief